82-5097

02 FEB 13 AM 8:52

AQUARIUS
PLATINUM LIMITED

FACSIMILE TRANSMISSION

SUPPL

Date:	13 February 2002
To:	Office of International Corporation Finance
Company:	Securities and Exchange Commission
Fax:	0011 1 202 942 9624
From:	Melissa Sturgess
Number of Pages:	6 (Including this cover page)
Re:	**Aquarius Platinum Limited – File # 82-5097**

02015083

dlw 2/14

(incorporated in Bermuda – Registration No: EC26290)
CLARENDON HOUSE, 2 CHURCH STREET, HAMILTON
PO BOX HM666, HAMILTON HMCX, BERMUDA
EMAIL: info@aquariusplatinum.com WEB SITE: www.aquariusplatinum.com

82-5097

AQUARIUS
PLATINUM LIMITED

13 February 2002

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Aquarius Platinum Limited - File # 82-5097

Dear Ladies and Gentlemen,

We are furnishing herewith pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") the following additional documents that the Aquarius Platinum Limited (the "Company") has made public, distributed or filed with the Australian Stock Exchange Limited (the "ASX") the Australian Securities and Investments Commission (the "ASIC") the Alternative Investment Market ("AIM") of the London Stock Exchange ("LSE") or the Registrar of Companies of Bermuda since 4 May 2001.

AQP89	11 February 2002	ASX & LSE	Announcement	AQP – Response to Media Speculation regarding Potential Takeover by Placer Dome
AQP90	12 February 2002	ASX & LSE	Announcement	AQP – Board Changes

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at +618 9485 2111.

Very truly yours
AQUARIUS PLATINUM LIMITED

MELISSA STURGESS

(incorporated in Bermuda – Registration No: EC26290)
CLARENDON HOUSE, 2 CHURCH STREET, HAMILTON
PO BOX HM666, HAMILTON HMCX, BERMUDA
EMAIL: info@aquariusplatinum.com WEB SITE: www.aquariusplatinum.com

82-5097

AQUARIUS
PLATINUM (AUSTRALIA) LIMITED

FACSIMILE TRANSMISSION

Date:	11 February 2002	
To:	Manager Announcements	
Company:	Australian Stock Exchange Limited	
Fax:	1300 300 021	
From:	Willi Boehm	
Number of Pages:	2	(Including this cover page)
Re:	**ANNOUNCEMENT:**	
	Aquarius Announcement	

Dear Sir / Madam

Please find attached an announcement for release to the market on behalf of Aquarius Platinum Limited.

Yours faithfully
AQUARIUS PLATINUM (AUSTRALIA) LIMITED

p.p. **WILLI BOEHM**
Company Secretary

A.B.N. 21 007 870 699
LEVEL 28, THE FORREST CENTRE, 221 ST GEORGES TERRACE, PERTH WA 6000
P.O.BOX 7209, CLOISTERS SQUARE, WESTERN AUSTRALIA 6850
TELEPHONE: (61 8) 9485 2111 FACSIMILE: (61 8) 9485 2133 EMAIL: info@aquariusplatinum.com WEBSITE: www.aquariusplatinum.com

82-5097

AQUARIUS
PLATINUM LIMITED

11 February 2002

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Exchange Centre
20 Bond Street
SYDNEY NSW 2000

Dear Sir/Madam

AQUARIUS PLATINUM LIMITED

Aquarius Platinum Limited refers to speculation in the Australian and UK media about a potential takeover offer for Aquarius by Placer Dome Inc. of Canada.

Aquarius has had some discussions with Placer in relation to it acquiring an interest of some nature in Aquarius, those discussions have been terminated. Aquarius is unable to anticipate whether there will be further discussions between the parties.

Yours faithfully
AQUARIUS PLATINUM LIMITED

p.p. Willi Boehm
Company Secretary

(incorporated in Bermuda – Registration No: EC26290)
CLARENDON HOUSE, 2 CHURCH STREET, HAMILTON
PO BOX HM666, HAMILTON HMCX, BERMUDA
EMAIL: info@aquariusplatinum.com WEB SITE: www.aquariusplatinum.com

82-5097

CONFIRMATION OF FACSIMILE SENT......

AQUARIUS
PLATINUM (AUSTRALIA) LIMITED

FACSIMILE TRANSMISSION

Date:	12 February 2002	
To:	Manager Announcements	
Company:	Australian Stock Exchange Limited	
Fax:	1300 300 021	
From:	Willi Boehm	
Number of Pages:	2	(Including this cover page)
Re:	**ANNOUNCEMENT:**	
	Board Changes	

Dear Sir / Madam

Please find attached an announcement for release to the market on behalf of Aquarius Platinum Limited.

Yours faithfully
AQUARIUS PLATINUM (AUSTRALIA) LIMITED

WILLI BOEHM
Company Secretary

A.B.N. 21 007 870 699

LEVEL 28, THE FORREST CENTRE, 221 ST GEORGES TERRACE, PERTH WA 6000

P.O.BOX 7209, CLOISTERS SQUARE, WESTERN AUSTRALIA 6850

TELEPHONE: (61 8) 9485 2111 FACSIMILE: (61 8) 9485 2133 EMAIL: info@aquariusplatinum.com WEBSITE: www.aquariusplatinum.com

82-5047

ANNOUNCEMENT

AQUARIUS
PLATINUM LIMITED

In line with Aquarius Platinum Limited's (Aquarius) stated goal of increasing its management in South Africa, the directors of Aquarius advise that Mr Craig Munro, Executive Director Finance, has announced his retirement from the Board of Aquarius.

The group is close to securing the services of a replacement to enhance its management structure in South Africa. Mr Munro who has been with the Company since 1997 was involved in the embryonic stages of the Company's corporate life in South Africa which involved the listing of Kroondal Platinum Mines Limited on the Johannesburg Stock Exchange, the raising of debt finance for the Kroondal Platinum Project and the subsequent listing of Aquarius on the AIM Board in London. The Aquarius Board wish to record their appreciation for Mr Munro's contribution whilst on the Board of the Company.

Mr Munro who retires to pursue private interests leaves the Company with the best wishes of the Aquarius Board.

Mr Munro's areas of responsibilities are being managed by the Company Secretary pending a replacement.

Willi Boehm
COMPANY SECRETARY

12 February 2002